NYSA SERIES TRUST

MINUTES OF A REGULAR MEETING OF THE BOARD OF TRUSTEES

JUNE 21, 2016

10:00 A.M. EASTERN TIME

Pursuant to notice duly given, a regular meeting of the Board of Trustees of Nysa Series Trust (the Trust or the Fund) was held on June 21, 2016 at 10:00 a.m. at the offices of Pinnacle Capital Management, 100 Limestone Plaza, Fayetteville, NY 13066.

Trustees Present:	Joseph Masella
	Mark Wadach, Independent Trustee
	Lawton "Charlie" Williamson, Independent Trustee
Also Present:	Robert Cuculich, President of the Trust
	Benjamin Quilty, VP, Treasurer and Chief Compliance Officer of the Trust
	Cortland "Chip" Schroder, Secretary of the Trust
	Ellen Faigle, Assistant Secretary of the Trust
	Patricia Foster, Counsel to the Trust

Mr. Masella chaired the meeting and Ms. Faigle recorded the minutes of the meeting. Mr. Masella called the meeting to order at 10:00 a.m. He stated that all officers and trustees were present. He then directed all to the board meeting materials, which had previously been provided to the officers and trustees, and reviewed by counsel.

APPROVAL OF MINUTES OF A MEETING HELD ON MARCH 17, 2016

The first item of business to come before the meeting was the approval of the minutes of a regular meeting of the Board of Trustees for the Trust held on March 17, 2016. Mr. Masella stated that the draft minutes had been circulated to the Trustees in advance of the meeting. On motion duly made, seconded and unanimously adopted, the minutes of the meeting held on March 17, 2016 were approved.

BUSINESS REPORT OF THE INVESTMENT ADVISER

Mr. Cuculich reported on the Fund. He reported that the Fund had outperformed its benchmark, the S&P 500, for the first quarter. He stated assets of the Fund finished the quarter at about $1.844 million. He stated the Fund is a professionally managed mutual fund and the Fund needs to decrease its fees for the assets to go up. Mr. Cuculich reported the single largest portfolio holding is still Ligand, which at March 31, 2016 comprised

40.64% of the Fund's assets. He stated that, during the last three weeks, the news about Puerto Rico has been very positive, and that he is comfortable with the Fund's position in Puerto Rico. Mr. Cuculich reported Transluminal is coming a long way. Mr. Masella asked Mr. Cuculich if he had sold any of the Fund's shares of Ligand. Mr. Cuculich replied he did sell some shares of Ligand back in 2013.

Mr. Cuculich then reported on the ESPSCO Litigation. He stated the bankruptcy court proceeding is progressing; however the big question is when the Fund will realize a recovery. He reported it will be several more months before the Fund receives a check. Mr. Cuculich reported that in the state-court lawsuit, the defendants did not make a motion to dismiss; however they have threatened to depose the people who invested in ESPSCO promissory notes. He reported it is a very time consuming process for Joe, Ben and himself.

Mr. Masella then called Mr. Noble Powell of Willis Towers Watson by speaker phone to discuss the Fund's E&O/D&O insurance coverages. Mr. Masella stated Noble Powell is the Senior Vice President of the Professional Products Department at Willis Towers Watson. Mr. Masella asked Mr. Powell to give the Board an update on the situation regarding liability coverage for the Nysa Fund and its Advisor. Mr. Powell stated that the expense to obtain insurance for the Fund is very high. He reported on the quotes from various carriers. Mr. Powell stated AIG Specialty Insurance Company came in with a quote of $24,000 premium for $1,000,000 limit of liability and a retention of $200,000; Chubb-Federal had a $15,000 premium with for the same limit of liability and retention of $150,000. Mr. Powell stated he was pleased that he was able to get quotes from several insurance companies; however, he stated that he feels the premium is too high for the coverage provided. Mr. Masella asked the Board if they wanted to secure coverage. The Board felt it was too expensive for the Fund to afford the coverage. Mr. Masella reported that at this time the Board will not secure insurance coverage. Mr. Masella asked the Board if they had any questions. There were none.

REPORT OF THE INVESTMENT ADVISER FOR QUARTER ENDING March 31, 2016

Mr. Cuculich then spoke about the portfolio. Mr. Cuculich stated he is not over concentrated in the Fund. He stated that MSS has been very helpful regarding the over-concentration question. Ms. Foster stated that, in connection with its initial registration as an investment company, the Fund was required to recite in its registration statement its policy with respect to certain investment practices including, among others, whether or not the Fund would reserve freedom of action to "concentrate investments in a particular industry or group of industries." She went on to explain that the Fund has adopted, as a fundamental policy, a policy of non-concentration and that, as a result of that fundamental policy, the Fund cannot invest more than 25% of its assets in the securities of issuers in any particular industry. This policy, which cannot be changed without a vote of shareholders, does not apply to investments in securities of the United States Government, its agencies or instrumentalities. The Statement of Additional Information provides that, with respect to the percentages adopted by the Trust as maximum limitations on the Fund's investment policies and restrictions, an excess above the fixed percentage (except for the percentage limitations relative to the borrowing of money) will not be a violation of the policy or restriction unless the excess results immediately and directly from the acquisition of any security or the action taken. Management of the Fund is responsible for monitoring compliance with all portfolio limitations.

Mr. Cuculich stated he believes in long-term investing and is trying to find companies over the long term that will be successful. He stated it is a very difficult process. He reported that Ligand Pharmaceuticals, which is the "number 1" holding, has appreciated in price considerably since he purchased it for the Fund, from $20 per share to approximately $100 per share. He then distributed a report on Ligand Pharmaceuticals which listed its portfolio of drugs.

REPORT OF THE DISTRIBUTOR FOR QUARTER ENDING March 31, 2016

Mr. Ben Quilty discussed Item 4 of the agenda regarding the Service Fee Plan and Expense Report. He asked the Board if they had any questions after reviewing the report. There were none. Mr. Quilty reported that for the quarters ending December 31st 2015 and March 31, 2016 a total of $1,426.78 had been paid out under the Service Fee Plan. Mr. Quilty also reported that the Adviser has been paying an additional 25 basis points to recipients of service fees, i.e. registered representatives whose customers have accounts holding Fund shares. Mr. Quilty then explained that he had made an inquiry about the manner in which the additional basis points had been paid to recipients of the service fee. He stated that it is his understanding, based on the explanation provided by MSS, which, in previous years, MSS had accrued the additional 25 basis points for advisory fees that had not actually been paid to the Adviser. He stated these accruals have resulted in a credit on the Fund's balance sheet from these previous accruals. Mr. Quilty said he will speak with MSS to get a full analysis of these issues.

Mr. Wadach stated he had the conference call with Sanville & Co. and reported to them he noticed the expenses were not the same and he said he thought all advisory fees were waived. Sanville and Co. was not showing a full fee waiver for advisory fees. He reported that Sanville & Co suggested he discuss this at the Board Meeting. Mr. Masella asked if the Board wanted to still have the Fund continue paying 50 basis points. Mr. Masella asked for a motion to discontinue the additional 25 basis points effective as soon as possible, which will help performance by reducing the expenses. On motion duly made, seconded and unanimously adopted, a reduction of the 50 basis point service fee to 25 was approved by the Full Board of Directors. Mr. Quilty will get a full explanation of it and email it to everyone.

Mr. Quilty then reported on the Sale of Fund Shares and stated the Fund has a positive total inflow compared to redemptions.

REPORT OF THE CCO FOR QUARTER ENDING March 31, 2016

Mr. Quilty reported on the Fund's quarterly CCO certifications. He reported on the Anti-Money Laundering Certifications and stated there were no suspicious activities during the quarter and this certification was signed by Gregory Getts. Mr. Quilty also reported on the certification for the Compliance with Public Offerings and that the Fund did not engage in Rule 12b-1(h)-1 transactions. Mr. Quilty also reported the Fund did engage in security transactions between the Fund and its affiliated broker/dealer during this quarter. Mr. Quilty also reported that, as a result of the need to address important accounting issues with MSS, MSS had not been able to transmit the Annual Report to shareholders within sixty days of fiscal year end as required by Rule 30e-1(c). There was a consensus that it would be prudent to apprise MSS of the significance of this matter, and it was agreed that Mr. Quilty would assume responsibility for that initiative. He stated the Annual Report was filed after the 60 day rule due mainly to issues at MSS.

ANNUAL ITEMS

Mr. Quilty then discussed the Chief Compliance Officer's Annual Review and noted that he will cover the report at the September Board Meeting.

Mr. Quilty then discussed the Election of Fund Officers. He stated the candidates are President, Robert Cuculich; Vice President and Treasurer, Benjamin Quilty; Secretary, Cortland "Chip" Schroder, and Assistant-Secretary, Ellen Faigle. Mr. Quilty asked the Board for approval. On motion duly made, seconded and unanimously adopted, the candidates were approved by the Independent Trustees and on a separate motion by the full board.

Mr. Quilty then reported on the Review of the Annual Report. He stated it is finally corrected and up to date and has been filed.

Mr. Quilty then discussed the Review of AML Procedure. He stated the Fund needs to appoint an AML Officer. On motion duly made, seconded and unanimously adopted, Mr. Quilty was appointed the AML Officer.

Mr. Quilty then discussed the Renewal for the Fidelity Bond for the Period of July 1, 2016 through July 1, 2017. He stated there was a premium reduction of $725 because the limit of liability reduced to $100,000 from $250,000. On motion duly made, seconded and unanimously adopted, the Fidelity Bond Renewal was approved by the Independent Trustees and on a motion duly made; seconded and unanimously adopted the Fidelity Bond Renewal was approved by the Full Board of Directors.

Ms. Foster then advised the Board of Trustees that the Fund's annual post-effective amendment will likely include more changes than usual because the risk profile of the Fund has changed. She said that she would prepare a Time and Responsibility Table for the preparation and filing of the amendment to officers, trustees, auditors, and MSS, and that drafts of the amendment will be available for review by officers and trustees in accordance with that timetable. Officers and trustees will be asked to complete an annual questionnaire in connection with the preparation of the amendment.

Ms. Foster reported that the Annual Questionnaire will be sent to the Board and Officers of the Fund via email.

QUARTERLY SECURITIES AND EXCHANGE COMMISSION FILINGS

Mr. Quilty reported on the filings made for the quarter. He stated Form N-Q and Form N-SAR were filed for the Fund.

OTHER BUSINESS

Mr. Quilty reported on the MSS checks for Trustees' fees and all other fees paid in check form. He stated that if the Board approves MSS to print, and distribute the checks, then the Fund will be able to save $20 each on check. He reported that currently Huntington Bank prints and distributes the checks at $20 each and if we let MSS issue the checks then there is no cost. Mr. Quilty asked the Board to approve this new procedure. On motion duly made, seconded and unanimously adopted, the Board approved having MSS distribute checks.

Ms. Foster reported on Board Training Opportunity. She stated she will schedule the training in the Fall and would like to discuss Board Responsibilities and specific responsibilities related to compliance reviews of the Fund.

FUTURE MEETING DATES

Mr. Masella discussed the next meeting dates. He stated the future meetings are scheduled for Friday, September 16th at 10:00 a.m. and Friday, December 16th at 10:00 a.m.

The meeting concluded. There was no Executive Session.

Ellen M Faigle

Ellen M. Faigle
Assistant - Secretary

Investment Company
17g-1 Compliance Bond
Renewal Proposal

Prepared For
NYSA Fund

Policy Dates
July 1, 2016 – July 1, 2017

Presented By Your Professional Products Team:

P. Noble Powell, Jr., CIC, RA, Senior Vice President
410-584-8931 / noby.powell@willistowerswatson.com

Joelle M. Mann, Senior Account Manager
410-584-7521 / joelle.mann@willistowerswatson.com

June 9, 2016

Willis Towers Watson

225 Schilling Circle Suite 150 • Hunt Valley, MD 21031 • 410-771-3838 • 410-527-7274 • Toll Free 1-800-937-5657

Willis Standard Terms and Conditions

This proposal is presented in conjunction with the Standard Terms and Conditions for US Property & Casualty Retail Accounts - see link below



Willis Standard Terms
& Conditions 1-21-16

Commission Rates

Willis negotiates commission rates with certain insurers on a corporate level. If the rate on your placement is lower than the negotiated rate, Willis will collect the difference directly from the insurer. These payments will not increase the cost of your insurance or otherwise impact your premium or rates. These negotiated rates are detailed at: http://www.willis.com/About_Willis/The_Willis_Way/Commission_Rates/

Payment Terms

The premium will be Agency Billed. Payment is due within 30 days of the effective date of the policy.

Order to Bind

This proposal is for illustrative purposes only and does not necessarily reflect all the various coverages, terms and conditions afforded under the referenced insurance contracts; and should not be construed as providing confirmation of actual coverage or any commitment to coverage by the insurer. Please review this proposal and advise of any changes or questions you may have. To request the binding of coverage, please contact us by phone or e-mail. If you would like a copy of any quote received, please let us know and we will provide it to you.

Expiring Program

Coverage: Investment Company Bond   **Carrier:**   Chubb-Federal Insurance Company

Limit of Liability	Retention	Premium
$ 250,000	$ 25,000	$ 1,000

The Investment Company Bond Renewal Proposal

These quotes are valid until the expiration date of the policy or end of any extension offered by the carriers, after which insurers may withdraw or vary it.

Background

Section 17(g) of the Investment Company Act of 1940 (the "1940 Act") provides that a fidelity bond is required for any officer or employee of an investment company who may have access to the company's securities or cash. Such bond must protect the company against loss from larceny and embezzlement. Rule 17g-1 provides that the bond must be approved both in form and amount by a majority of the independent directors at least annually. In making this determination, due consideration is required to be given to (i) the value of the investment company's aggregate assets, (ii) the type of custody arrangements employed, and (iii) the nature of the securities owned.

The Investment Company Bond must meet the requirements as set forth by Section 270, Rule 17g-1. The following schedule reflects these requirements for the range of expected assets for the Fund.

Amount of Company's Gross Assets	Bond Limit
$1,000,000 to $2,500,000	$ 100,000

The following illustrations will display all the insuring agreements including the sub-limits. These quotations include the "Growth in Size Provision" or "Omnibus Wording", which renders automatic coverage for newly created Funds and automatic compliance with the SEC's mandated Fidelity Bond limits based on the number of assets in the Fund.

Renewal Quotations/Indications

Chubb-Federal Insurance Company - Rated by A.M. Best's A++ (Superior) under review negative outlook and a Standard & Poor's rating of AA (Very Strong) negative outlook. This carrier has the claims department work directly with the underwriting department in the claims negotiations, thereby creating a fair and equitable resolution. The claims department uses both in-house and outside counsel. Standard Commission 20%

Insuring Agreements	Limit of Liability	Deductible
Employee	$ 100,000	$ 0
Premises	$ 100,000	$25,000
Transit	$ 100,000	$25,000
Forgery or Alteration	$ 100,000	$25,000
Extended Forgery	$ 100,000	$25,000
Counterfeit Currency	$ 100,000	$25,000
Threats to Person	$ 100,000	$25,000
Computer Systems	$ 100,000	$25,000
Voice Initiated Transfer Instruction	$ 100,000	$25,000
Uncollectible Items of Deposit	$ 25,000	$ 5,000
Audit Expense	$ 25,000	$ 5,000
Telefacsimile Instruction	$ 100,000	$25,000
Unauthorized Signature	$ 100,000	$25,000
Stop Payment	$ 25,000	$ 5,000

Annual Premium - $ 725

Hartford Fire Insurance Company - A Company with an A.M. Best rating of A+ (Superior) stable outlook and a Standard & Poor's of A+ (Strong) stable outlook. This Company has separate claims and underwriting departments, but the underwriter has input into the claims handling process. This allows interpretation into the intent of the contract. Tendency to negotiate claims resolution and seldom assigns claims to outside counsel. Standard Commission 20%

Insuring Agreements	Limit of Liability	Deductible
Employee	$ 100,000	$ 0
Premises	$ 100,000	$25,000
Transit	$ 100,000	$25,000
Forgery or Alteration	$ 100,000	$25,000
Securities	$ 100,000	$25,000
Counterfeit Currency	$ 100,000	$25,000
Computer Systems	$ 100,000	$25,000
Voice Initiated Transfer Instruction	$ 100,000	$25,000
Uncollectible Items of Deposit	$ 25,000	$ 5,000
Audit Expense	$ 25,000	$ 5,000
Telefacsimile Instruction	$ 100,000	$25,000
Unauthorized Signature	$ 100,000	$25,000
Stop Payment	$ 25,000	$ 5,000

Annual Premium - $ 775

Travelers-St. Paul Fire & Marine Insurance Company - A leading P&C carrier rated with A.M. Best's as A++ (Superior) stable outlook and a Standard & Poor's AA (Very Strong) stable outlook. The company has an integrated approach to claims handling that creates a "partnership" between the Underwriting and Claims departments. This allows for the "intent of the contract" to be established by the underwriter in conjunction with the claims adjuster. Travelers almost exclusively uses inside counsel in the claims process. Standard Commission 15%

Insuring Agreements	Limit of Liability	Deductible
Employee	$ 100,000	$ 0
Audit Expense	$ 25,000	$ 5,000
Premises	$ 100,000	$25,000
Transit	$ 100,000	$25,000
Forgery or Alteration	$ 100,000	$25,000
Securities	$ 100,000	$25,000
Counterfeit Currency	$ 100,000	$25,000
Stop Payment	$ 25,000	$ 5,000
Uncollectible Items of Deposit	$ 25,000	$ 5,000
Computer Systems	$ 100,000	$25,000
Voice Initiated Transfer Instruction	$ 100,000	$25,000
Telefacsimile Instruction	$ 100,000	$25,000
Unauthorized Signature	$ 100,000	$25,000

Annual Premium - $ 700

For illustrative purposes only and does not necessarily reflect all the various coverages, terms and conditions afforded under the referenced insurance contracts.